Exhibit 99.1

Company announcement — No. 42 / 2019

Zealand Pharma grants new warrants under the employee warrant program

Copenhagen, December 5, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78) announces the granting of warrants to employees and the CFO. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.4 of Zealand’s Articles of Association, adopted at Zealand’s General Meeting on April 21, 2015.

Grant of warrants

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and to help ensure shared short- and long-term interests for the management, employees, and shareholders of Zealand.

A total of 48,915 warrants have been granted, giving the rights to subscribe for up to 48,915 new Zealand shares with a nominal value of DKK 1 each, corresponding to 0.14% of Zealand’s total outstanding share capital. The exercise price is DKK 220.00, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on December 4, 2019.

The warrants will vest annually over a three year period, and the exercise of the warrants may take place, in whole or in part, in defined time windows from December 5, 2020 up to and including December 5, 2024.

The exercise time windows for all granted warrants are defined as four times a year during a four-week window starting from the time of publication of either the Zealand’s annual report or quarterly or semi-annual reports (three, six and nine months respectively).

The total new warrants granted have a combined market value of DKK 3,400,570.80 calculated on the basis of the Black—Scholes model, including a four-year historic volatility of 41.9%, a four-year risk-free interest rate of -0.63% and a share price of DKK 220.00.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.